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                          September 15, 2023

       Eyal Hen
       Chief Financial Officer
       Rekor Systems, Inc.
       6721 Columbia Gateway Drive
       Suite 400
       Columbia, MD 21046

                                                        Re: Rekor Systems, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 8,
2023
                                                            File No. 333-274422

       Dear Eyal Hen:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alex
King at 202-551-8631 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              William Bruno